UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

(Name of Issuer)

Texas Pacific Land Trust

(Title of Class of Securities)

Sub-share Certificates

(CUSIP Number)

882610108

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

Jay Kesslen

c/o Horizon Kinetics LLC

470 Park Avenue South

New York, NY 10016

(Date of Event which Requires Filing of this Statement)

May 28, 2019

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. Horizon Kinetics Asset Management LLC 13-3776334
2. Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]

3. SEC Use Only
4. Source of Funds WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
1,795,339

8. Shared Voting Power

9. Sole Dispositive Power
1,795,339

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,795,339
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]
13. Percent of Class Represented by Amount in Row (11)
23.1
14. Type of Reporting Person
IA

This Amendment No. 5 to the Schedule 13D (this "Amendment No. 5") relates to the sub-share certificates of proprietary interests (the "Shares") of Texas Pacific Land Trust ("TPL") and amends the Schedule 13D Amendment 4/A filed on March 18, 2019 (the "Schedule 13D 4/A" and, together with this Amendment No. 5, the "Schedule 13D"). Capitalized terms used and not defined in this Amendment No. 5 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 5 is being filed by Horizon Kinetics Asset Management LLC, a Delaware limited liability company.

This Amendment No. 5 is being filed to amend Item 2, Item 4, Item 5, Item 6 and Item 7 of the Schedule 13D as follows:

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is amended by adding the following:

In April 2019, Kinetics Asset Management LLC ("KAM") and Kinetics Advisers, LLC ("KA") reorganized into Horizon Asset Management LLC ("HAM"), following which HAM was renamed Horizon Kinetics Asset Management LLC ("Horizon").  KAM, HAM and KA were all wholly-owned subsidiaries of Horizon Kinetics LLC, and Horizon will remain a wholly-owned subsidiary.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is amended by adding the following:

On May 22, 2019, Horizon, SoftVest LP and ART-FGT LP issued a press release announcing that Mr. Oliver was elected trustee of TPL at the Special Meeting held on May 22, 2019.  The press release is attached as Exhibit 3 and incorporated by reference into this Item 4 in its entirety.

The response to Item 6 of this Amendment No. 5 is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is amended by adding the following:

The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Horizon Kinetics Asset Management LLC, on behalf of its clients, including its proprietary accounts may be found in rows 11 and 13 of the cover page, which is hereby incorporated by reference.

This Schedule 13D does not include approximately 22,841 Shares of TPL held personally by senior portfolio managers of Horizon and their families.  The right to dividends from, or proceeds from the sale of such Shares resides with the beneficial owners of such accounts, and Horizon with respect to its proprietary accounts.  Transactions effected by Horizon in the last 60 days are as listed below.  All sales were the result of a client direction or account limitation, and no sales were made in any proprietary account.

Name of Reporting Person	Date of Transaction	Buy/Sale	Aggregate Amount of Securities	Average Price Per Share
Horizon Kinetics Asset Management LLC	3/26/2019	Buy	227	762.69
Horizon Kinetics Asset Management LLC	3/26/2019	Sale	188	759.68
Horizon Kinetics Asset Management LLC	3/27/2019	Buy	200	775.70
Horizon Kinetics Asset Management LLC	3/27/2019	Sale	336	770.88
Horizon Kinetics Asset Management LLC	3/28/2019	Buy	149	774.46
Horizon Kinetics Asset Management LLC	3/28/2019	Sale	77	770.26
Horizon Kinetics Asset Management LLC	3/29/2019	Buy	145	776.89
Horizon Kinetics Asset Management LLC	3/29/2019	Sale	122	768.21
Horizon Kinetics Asset Management LLC	4/1/2019	Buy	125	783.87
Horizon Kinetics Asset Management LLC	4/1/2019	Sale	132	780.10
Horizon Kinetics Asset Management LLC	4/2/2019	Buy	157	804.37
Horizon Kinetics Asset Management LLC	4/2/2019	Sale	165	800.17
Horizon Kinetics Asset Management LLC	4/3/2019	Buy	231	794.18
Horizon Kinetics Asset Management LLC	4/3/2019	Sale	238	788.23
Horizon Kinetics Asset Management LLC	4/4/2019	Buy	1626	784.99
Horizon Kinetics Asset Management LLC	4/4/2019	Sale	1633	780.18
Horizon Kinetics Asset Management LLC	4/5/2019	Buy	197	789.90

Horizon Kinetics Asset Management LLC	4/5/2019	Sale	241	790.13
Horizon Kinetics Asset Management LLC	4/8/2019	Buy	177	811.89
Horizon Kinetics Asset Management LLC	4/8/2019	Sale	158	808.02
Horizon Kinetics Asset Management LLC	4/9/2019	Buy	947	842.57
Horizon Kinetics Asset Management LLC	4/9/2019	Sale	956	840.63
Horizon Kinetics Asset Management LLC	4/10/2019	Buy	262	869.52
Horizon Kinetics Asset Management LLC	4/10/2019	Sale	329	860.17
Horizon Kinetics Asset Management LLC	4/11/2019	Buy	151	905.77
Horizon Kinetics Asset Management LLC	4/11/2019	Sale	595	897.75
Horizon Kinetics Asset Management LLC	4/12/2019	Buy	176	903.15
Horizon Kinetics Asset Management LLC	4/12/2019	Sale	202	896.79
Horizon Kinetics Asset Management LLC	4/15/2019	Buy	163	901.91
Horizon Kinetics Asset Management LLC	4/15/2019	Sale	257	894.54
Horizon Kinetics Asset Management LLC	4/16/2019	Buy	151	896.45
Horizon Kinetics Asset Management LLC	4/16/2019	Sale	152	888.63
Horizon Kinetics Asset Management LLC	4/17/2019	Buy	151	887.63
Horizon Kinetics Asset Management LLC	4/17/2019	Sale	303	878.19

Horizon Kinetics Asset Management LLC	4/18/2019	Buy	151	899.74
Horizon Kinetics Asset Management LLC	4/18/2019	Sale	202	898.73
Horizon Kinetics Asset Management LLC	4/22/2019	Buy	145	897.23
Horizon Kinetics Asset Management LLC	4/22/2019	Sale	151	893.33
Horizon Kinetics Asset Management LLC	4/23/2019	Buy	172	899.05
Horizon Kinetics Asset Management LLC	4/23/2019	Sale	170	897.42
Horizon Kinetics Asset Management LLC	4/24/2019	Buy	156	900.15
Horizon Kinetics Asset Management LLC	4/24/2019	Sale	151	896.31
Horizon Kinetics Asset Management LLC	4/25/2019	Buy	145	897.82
Horizon Kinetics Asset Management LLC	4/25/2019	Sale	191	894.66
Horizon Kinetics Asset Management LLC	4/26/2019	Buy	795	858.55
Horizon Kinetics Asset Management LLC	4/26/2019	Sale	256	845.25
Horizon Kinetics Asset Management LLC	4/29/2019	Buy	145	837.25
Horizon Kinetics Asset Management LLC	4/29/2019	Sale	152	829.03
Horizon Kinetics Asset Management LLC	4/30/2019	Buy	179	806.52
Horizon Kinetics Asset Management LLC	4/30/2019	Sale	176	804.90
Horizon Kinetics Asset Management LLC	5/1/2019	Buy	173	807.56
Horizon Kinetics Asset Management LLC	5/1/2019	Sale	298	798.29

Horizon Kinetics Asset Management LLC	5/2/2019	Buy	160	819.00
Horizon Kinetics Asset Management LLC	5/2/2019	Sale	253	813.68
Horizon Kinetics Asset Management LLC	5/3/2019	Buy	151	807.87
Horizon Kinetics Asset Management LLC	5/3/2019	Sale	162	805.25
Horizon Kinetics Asset Management LLC	5/6/2019	Buy	152	807.34
Horizon Kinetics Asset Management LLC	5/6/2019	Sale	163	800.15
Horizon Kinetics Asset Management LLC	5/7/2019	Buy	151	784.97
Horizon Kinetics Asset Management LLC	5/7/2019	Sale	221	773.04
Horizon Kinetics Asset Management LLC	5/8/2019	Buy	143	801.38
Horizon Kinetics Asset Management LLC	5/8/2019	Sale	132	792.71
Horizon Kinetics Asset Management LLC	5/9/2019	Buy	130	780.10
Horizon Kinetics Asset Management LLC	5/9/2019	Sale	176	776.89
Horizon Kinetics Asset Management LLC	5/10/2019	Buy	195	791.93
Horizon Kinetics Asset Management LLC	5/10/2019	Sale	179	779.69
Horizon Kinetics Asset Management LLC	5/13/2019	Buy	152	787.91
Horizon Kinetics Asset Management LLC	5/13/2019	Sale	157	781.90
Horizon Kinetics Asset Management LLC	5/14/2019	Buy	328	802.79

Horizon Kinetics Asset Management LLC	5/14/2019	Sale	351	799.41
Horizon Kinetics Asset Management LLC	5/15/2019	Buy	127	838.67
Horizon Kinetics Asset Management LLC	5/15/2019	Sale	132	830.86
Horizon Kinetics Asset Management LLC	5/16/2019	Buy	128	846.89
Horizon Kinetics Asset Management LLC	5/16/2019	Sale	375	840.41
Horizon Kinetics Asset Management LLC	5/17/2019	Buy	197	849.89
Horizon Kinetics Asset Management LLC	5/17/2019	Sale	253	848.55
Horizon Kinetics Asset Management LLC	5/20/2019	Buy	127	863.61
Horizon Kinetics Asset Management LLC	5/20/2019	Sale	132	855.00
Horizon Kinetics Asset Management LLC	5/21/2019	Buy	142	849.21
Horizon Kinetics Asset Management LLC	5/21/2019	Sale	212	840.49
Horizon Kinetics Asset Management LLC	5/22/2019	Buy	136	837.86
Horizon Kinetics Asset Management LLC	5/22/2019	Sale	230	825.25
Horizon Kinetics Asset Management LLC	5/23/2019	Buy	255	792.31
Horizon Kinetics Asset Management LLC	5/23/2019	Sale	209	787.81
Horizon Kinetics Asset Management LLC	5/24/2019	Buy	190	788.51
Horizon Kinetics Asset Management LLC	5/24/2019	Sale	280	778.73

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is amended by adding the following:

On May 28, 2019, the parties to the Cooperation Agreement entered into an Amendment to the Cooperation Agreement (the "Amendment") to extend term of the Cooperation Agreement until the resolution of the lawsuit filed by the Trust on May 21, 2019 (as may be amended from time to time) in the United States District Court for the Northern District of Texas against Eric L. Oliver, unless earlier terminated by the mutual written agreement of the parties.

The foregoing description of the Amendment is qualified in its entirety by reference to the Amendment, a copy of which is attached hereto as Exhibit 4 and incorporated by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBIT

Item 7 of the Schedule 13D is amended by adding thereto the following:

Exhibit Number	Description of Exhibits

3.	Press Release, dated May 22, 2019

4.	Amendment to Cooperation Agreement, dated May 28, 2019, by and among SoftVest Advisors, LLC, Horizon Kinetics LLC, ART-FGT Family Partners Limited and Tessler Family Limited Partnership

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2019

/s/ Jay Kesslen

Jay Kesslen

General Counsel

Horizon Kinetics LLC

/s/ Jay Kesslen

Jay Kesslen

General Counsel

Horizon Kinetics Asset Management LLC

Exhibit 3

INVESTOR GROUP FILES COUNTER-CLAIMS SEEKING TO RECOGNIZE ELECTION OF ERIC OLIVER AS TRUSTEE OF TEXAS PACIFIC LAND TRUST

Lawsuit Pursues Order Requiring Incumbent Trustees to Be Held Personally Liable for Breach of TPL Declaration of Trust and Fiduciary Duties as Trustees

Pursues Damages for Unauthorized Proxy Campaign Expenses, 5,000% Salary Increase and Undisclosed Purchase of Plane

DALLAS, May 28, 2019 - SoftVest, L.P., Horizon Kinetics LLC and ART-FGT Family Partners (the "Investor Group"), which collectively beneficially own over 25% of the outstanding shares of Texas Pacific Land Trust (NYSE: TPL), announced that they have filed counter-claims against David E. Barry and John A. Norris, III, the incumbent trustees of TPL, in the United States District Court for the Northern District of Texas.

The counter-claims seek a declaratory judgment that the vote conducted at the May 22 shareholder meeting was valid and effective, and that Mr. Eric Oliver has been overwhelmingly elected as TPL's third trustee.  The Investor Group is also pursuing an injunction to prevent the incumbent trustees from taking action on behalf of TPL without the participation of the now duly elected third trustee, Mr. Oliver.

The Investor Group is also pursuing damages from the incumbent trustees for their wrongful acts as trustees, including the more than 5,000% raise in salary given to themselves and the recent undisclosed purchase of a private plane.  The Investor Group is also seeking restoration to TPL of the money spent by the incumbent trustees in their proxy campaign to prevent Mr. Oliver's election, as it was outside the scope of their limited powers as trustees.  The Investor Group believes such amount may be in excess of $5 million (which includes costs of private investigators paid to intimidate Mr. Oliver, two law firms, investment bank, proxy solicitor, web designers, multiple rounds of mailings and social media ads).

The Investor Group notes that its litigation is against each of the incumbent trustees in their individual capacity because their actions in these regards are unauthorized under the TPL Declaration of Trust, in addition to being in breach of their fiduciary duties under the standards applicable in their capacities as trustees.

The Investor Group again thanks all shareholders for their support.  It is unfortunate that additional shareholder resources will have to be spent by both sides to pursue this matter in lawyers and PR advisors, but the incumbent Trustees have once again demonstrated that they will use all measures and assets at their disposal to defend their incumbency and prior actions; if history is a guide, such behavior rarely stops of its own accord and, more often, escalates.

As the unnecessary spending on each side escalates, the Investor Group again calls on David Barry and John Norris to welcome Eric Oliver as a fellow trustee, to work with him collaboratively to create value for all shareholders and to finally move forward.

Exhibit 4

AMENDMENT TO THE COOPERATION AGREEMENT

THIS AMENDMENT TO THE COOPERATION AGREEMENT (this "Amendment"), dated May 28, 2019 and effective as of May 22, 2019, is by and among SoftVest Advisors, LLC, Horizon Kinetics LLC, Tessler Family Limited Partnership, and ART-FGT Family Partners Limited (collectively, the "Parties" and each, a "Party").  Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Agreement (as defined below).

WHEREAS, the Parties entered into that certain Cooperation Agreement, dated March 15, 2019 (the "Agreement");

WHEREAS, in accordance with Section 9(b) of the Agreement, the parties wish to amend certain terms of the Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration the receipt and sufficiency of which are acknowledged, and intending to be legally bound, the Parties agree as follows:

1. Section 7 of the Agreement is hereby deleted and replaced with the following:

Termination. This Agreement will automatically terminate upon resolution of the lawsuit filed by the Trust on May 21, 2019 (as may be amended from time to time) in the United States District Court for the Northern District of Texas against Eric L. Oliver, unless earlier terminated by the mutual written agreement of the Parties.  Sections 5, 6(d), 7, 8 and 9 shall survive any termination of this Agreement.

2. This Amendment (i) shall be governed by and construed in accordance with the laws of the State of New York, (ii) may not be assigned, amended, waived or modified except by a writing signed by each Party (or, with respect to a waiver, the Party against whom such waiver is asserted), (iii) may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument, (iv) together with the Agreement represents the entire agreement between the Parties with respect to the subject matter of the Agreement and this Amendment and (v) is not intended to be enforceable by any person who is not a party to this Amendment.

The Parties have caused this Amendment to be executed as of the day and year first above written.

HORIZON KINETICS LLC

By:	/s/ Jay Kesslen
	Name:	Jay Kesslen
	Title:	General Counsel

SOFTVEST ADVISORS, LLC

By:	/s/ Eric L. Oliver
	Name:	Eric L. Oliver
	Title:	President

ART-FGT FAMILY PARTNERS LIMITED

By:	TESSLER FMC LLC, its general partner

By:	/s/ Andrea Tessler
	Name:	Andrea Tessler
	Title:	Manager

TESSLER FAMILY LIMITED PARTNERSHIP

By:	APRES VOUS LLC, its general partner

By:	/s/ Andrea Tessler
	Name:	Andrea Tessler
	Title:	Manager